Filed Pursuant to Rule 424(b)(3)

Registration No. 333-122639

PRICING SUPPLEMENT
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number: 2481

5,350,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes®

Linked to the Asian Equity Index Basket

due January 30, 2007

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who are seeking exposure to the value of the Asian Equity Index Basket, an index basket comprised of the Merrill Lynch China Dragon Index and the Nikkei 225 Index (each initially equally weighted), willing to forego interest payments on the Notes and willing to accept a return that will not exceed the limit described in this pricing supplement.

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. 59021V409.

•   The settlement date for the Notes is expected to be November 9, 2005.

Payment on the maturity date:

•   The amount you receive on the maturity date will be based upon the percentage change in the value of the Asian Equity Index Basket over the term of the Notes.

•   If the value of the Asian Equity Index Basket has increased, on the maturity date you will receive a payment per unit equal to $10 plus an amount equal to triple the percentage increase of the Asian Equity Index Basket, up to a maximum total payment of $11.80 per unit, as described in this pricing supplement.

•   If the value of the Asian Equity Index Basket has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and as a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on PS-7 and in the accompanying prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$53,500,000
Underwriting discount	$.20	$1,070,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$52,430,000
(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is November 2, 2005.

“Accelerated Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Accelerated Return Notes Linked to the Asian Equity Index Basket due January 30, 2007 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Asian Equity Index Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on January 30, 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of two Asian equity indices, as reflected by changes in the value of the Basket, over the term of the Notes. The indices that comprise the Basket are the Merrill Lynch China Dragon Index (the “China Dragon Index”) and the Nikkei 225 Index (each a “Basket Index” and together the “Basket Indices”). Each Basket Index has been assigned an equal weighting so that each Basket Index represents an equal portion of the value of the Basket on November 2, 2005, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

A fixed factor (the “Multiplier”) was determined for each Basket Index by taking the weighting for that Basket Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Index are listed in the section entitled “The Basket” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in either of the Basket Indices (the “Underlying Stocks”).

How has the Basket performed historically?

The Basket did not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2000 through October 2005 based upon a Multiplier for each Basket Index calculated as of the Pricing Date, historical levels of each Basket Index and a Basket value of 100 on the Pricing Date. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Index from January 2000 through October 2005. The tables and graphs referred to in this paragraph are included in the section entitled “The Basket” in this pricing supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the value of the Basket over the term of the Notes and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10	+	($30	×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount equal to $11.80 per unit (the “Capped Value”).

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” was set to 100 on the Pricing Date.

The “Ending Value” means the average of the values of the Basket at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in any Basket Index or certain futures or options contracts relating to a Basket Index.

The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which represents an appreciation of 18% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in changes in the value of the Basket over the term of the Notes.

Examples

Set forth below are three examples of Redemption Amount calculations, including a Capped Value of $11.80:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 50

Redemption Amount (per unit)	=	$10	×	(50)	=	$5.00
100

Example 2—The hypothetical Ending Value is equal to 103% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 103

Redemption Amount (per unit)	=	$10	+	($30	×	(103 – 100))	=	$10.90
100

Example 3—The hypothetical Ending Value is equal to 150% of the Starting Value:

Starting Value: 100

Hypothetical Ending Value: 150

Redemption Amount (per unit)	=	$10	+	($30	×	(150 – 100))	=	$11.80	(Redemption Amount cannot be greater than the Capped Value)
100

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is the role of MLI?

Our subsidiary Merrill Lynch International (“MLI”) is the China Dragon Sponsor (as defined below) for purposes of calculating, determining the ongoing composition of and publishing the China Dragon Index. Under certain circumstances, these duties could result in a conflict of interest between MLI as our subsidiary and its responsibilities as China Dragon Sponsor.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return may be affected by factors affecting international securities markets

The Basket Indices are computed by reference to the value of the equity securities of companies listed on various Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in the relevant markets. The relevant Asian securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant Asian markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about Asian companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission (the “SEC”). Additionally, accounting, auditing and financial reporting standards and requirements in Asia differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in Asia may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant Asian economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 original public offering price. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price. This is due to, among other things, the fact that the $10 original public offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Your return is limited and will not reflect the return on a direct investment in the Underlying Stocks included in the Basket Indices

The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which represents an appreciation equal to 18% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, your return will not reflect the return you would realize if you actually owned the Underlying Stocks and received the dividends paid on those stocks, if any, because the value of the Basket is calculated by reference to the prices of the Underlying Stocks without taking into consideration the value of dividends paid on those stocks.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. The level of interest rates in the relevant Asian countries may also affect their economies and in turn the value of the related Basket Index and, thus, the trading value of the Notes.

Changes in the volatility of the Basket is expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Basket Indices are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Basket Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease.    We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Risks relating to the People’s Republic of China

Companies located in or doing business in the People’s Republic of China may be adversely affected by political, social or legal uncertainties or changes in the People’s Republic of China. The government of the People’s Republic of China has been reforming its economic and political systems since the late 1970s. The continued implementation of reforms may be influenced by internal political, social and economic factors. Changes in political, economic and social conditions in the People’s Republic of China, adjustments in policies of the government of the People’s Republic of China or changes in laws and regulations could adversely affect the value of the stocks included in the China Dragon Index. The People’s Republic of China is a developing economy. As a result, it will be exposed to risks similar to the risks faced by other such economies.

Changes in the political and economic policies of the People’s Republic of China could harm businesses

The economy of the People’s Republic of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. The future direction of these economic reforms or the effects these measures may have on the level of the China Dragon Index and, therefore, the Notes, cannot be reliably predicted. In addition, the economy of the People’s Republic of China differs from the economies of most countries belonging to the Organisation for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development, including the level of development of its laws and judicial system;

•	level of capital reinvestment;

•	control of foreign exchange;

•	inflation rates; and

•	methods of allocating resources.

As a result of these differences, businesses may not develop in the same way or at the same rate as might be expected if the economy of the People’s Republic of China were similar to those of the OECD member countries.

Restrictions on currency exchange may prevent an issuer of stocks included in the China Dragon Index from using revenues effectively

Any future restrictions on currency exchange or changes in the exchange rate of the renminbi may have a significant adverse effect on the level of the China Dragon Index. Although the government of the People’s Republic of China introduced regulations in 1996 to allow greater convertibility of the renminbi for current account transactions, significant restrictions still remain. The regulatory authorities of the People’s Republic of China may impose more stringent restrictions on the convertibility of the renminbi, especially with respect to foreign exchange transactions.

Liberalization as a result of entry into the World Trade Organization

Effective December 11, 2001, the People’s Republic of China became a member of the World Trade Organization (“WTO”). China’s WTO commitments require it to lift certain restrictions that prohibit foreign companies from undertaking certain activities in or connected with the People’s Republic of China. Such liberalization and amendments to legislation of the People’s Republic of China to reflect the agreed WTO commitments may result in the loss of benefits to issuers of the stocks included in the China Dragon Index from special policies and measures and lead to additional competition in the future. This may adversely affect the value of some or all stocks included in the China Dragon Index and, therefore, the Notes.

Risks relating to Hong Kong

As of July 1, 1997, Hong Kong ceased to be a colony of the United Kingdom and became the Hong Kong Special Administrative Region of the People’s Republic of China. Although the Sino-British Joint Declaration on the question of Hong Kong (the “Joint Declaration”) and the Basic Law of Hong Kong (the “Basic Law”) provide that Hong Kong will have a high degree of legislative, judicial and economic autonomy, there can be no assurance that the level of the China Dragon Index, which may from time to time include securities that are listed on the stock exchange of Hong Kong, will not be adversely affected as a consequence of the exercise of the People’s Republic of China’s sovereignty over Hong Kong. In addition, political and social developments in the People’s Republic of China have from time to time adversely affected the Hong Kong economy. Such adverse events would likely adversely affect the level of the China Dragon Index.

Risks relating to Taiwan

Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. The government of the People’s Republic of China has indicated that it may use military force to gain control of Taiwan if Taiwan declares independence or indefinitely delays progress towards unification as well as if any foreign power interferes in Taiwan’s affairs. The Taiwan stock exchange is particularly volatile during times of political instability, such as when relations between Taiwan and the People’s Republic of China are strained. Relations between Taiwan and the People’s Republic of China and other factors affecting the political or economic condition of Taiwan could substantially impact the level of the China Dragon Index, which may from time to time include stocks that are listed on the Taiwan stock exchange. A military conflict between the People’s Republic of China and Taiwan could also adversely affect the value of stocks trading on stock exchanges located in China, Hong Kong and elsewhere, which could adversely affect the level of the China Dragon Index.

Risks relating to capital controls and the imposition of capital gains tax

If direct or indirect investors in any stocks included in the China Dragon Index were to suffer the imposition of any new capital gains tax, other tax, duty, levy, fee or any other cost or a Capital Control Event (as defined in the section entitled “The China Dragon Index” in this pricing supplement), the level of the China Dragon Index and thus the value of the Basket and the value of the Notes might be adversely affected.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Basket Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that would be adverse to your investment in the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Basket Index. See the sections entitled “Description of the Notes—Adjustments to the Basket Indices; Market Disruption Events” and “—Discontinuance of the Basket Indices ” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

In addition, as the China Dragon Sponsor, MLI is responsible for calculating, determining the ongoing composition of and publishing the China Dragon Index. The Sponsor may unilaterally make determinations as to the values of any constituents of the China Dragon Index and the occurrence of certain events which will affect the China Dragon Index, such as a market disruption event. See the section entitled “The China Dragon Index—Adjustment of the China Dragon Index and China Dragon Index Calculation” in this pricing supplement. The China Dragon Sponsor may also make modifications to the methodology of the China Dragon Index. Under certain circumstances, MLI’s role as an affiliate of ML&Co. and its responsibilities as the China Dragon Sponsor could give rise to conflicts of interest.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on January 30, 2007. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021V409.

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

(i)  If the Ending Value is greater than the Starting Value:

$10	+	($30	×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount equal to $11.80 per unit (the “Capped Value”).

(ii)  If the Ending Value is equal to or less than the Starting Value:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” was set to 100 on November 2, 2005, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Basket Indices; Market Disruption Events”) on that scheduled Basket Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

A “Calculation Day” means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

A “Basket Business Day” means any day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading, the Basket Indices or any successor indices are calculated and published and is also a day on which commercial banks are open for business (including foreign currency transactions) in Hong Kong and Tokyo, Japan.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 1.49% per annum, as more fully described below.

The table below includes a Capped Value of $11.80.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the Underlying Stocks (1)(2)
50.00	–50%	5.00	–50%	–46.50%	–44.67%
60.00	–40%	6.00	–40%	–35.44%	–33.72%
70.00	–30%	7.00	–30%	–25.46%	–23.83%
80.00	–20%	8.00	–20%	–16.33%	–14.76%
90.00	–10%	9.00	–10%	–7.89%	–6.36%
92.00	–8%	9.20	–8%	–6.27%	–4.75%
94.00	–6%	9.40	–6%	–4.67%	–3.16%
96.00	–4%	9.60	–4%	–3.09%	–1.59%
98.00	–2%	9.80	–2%	–1.54%	–0.04%
100.00(3)	0%	10.00	0%	0.00%	1.49%
102.00	2%	10.60	6%	4.50%	3.00%
104.00	4%	11.20	12%	8.84%	4.50%
106.00	6%	11.80(4)	18%	13.05%	5.97%
108.00	8%	11.80	18%	13.05%	7.43%
110.00	10%	11.80	18%	13.05%	8.88%
120.00	20%	11.80	18%	13.05%	15.86%
130.00	30%	11.80	18%	13.05%	22.49%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 9, 2005 to January 30, 2007, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change of each Basket Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	an aggregate dividend yield of 1.49% per annum (which equals the average of a dividend yield of 2.04% for the China Dragon Index and 0.94% for the Nikkei 225 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $11.80.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Basket Indices; Market Disruption Events

If at any time MLI or Nikon Keizai Shimbun, Inc. (“NKS”) (each an “Index Publisher”) makes a material change in the formula for or the method of calculating its respective Basket Index or in any other way materially modifies that Basket Index so that the Basket Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Index, as so adjusted. Accordingly, if the method of calculating a Basket Index is modified so that the level of the Basket Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Basket Index in order to arrive at a level of the Basket Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise a Basket Index or any successor index; or

(b)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to a Basket Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a suspension in trading in a futures or options contract on the applicable Basket Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Basket Index;

(3)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (a) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Basket Indices

If an Index Publisher discontinues publication of its respective Basket Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity for the Basket Index and determine the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of its respective Basket Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for that Basket Index in accordance with the procedures last used to calculate that Basket Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Index as described below, the successor index or level will be used as a substitute for that Basket Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of its respective Basket Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each scheduled Basket Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.25% per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE BASKET

The Basket is designed to allow investors to participate in the percentage changes in the level of the China Dragon Index and the Nikkei 225 Index over the term of the Notes. The Basket Indices are described in the sections below. Each Basket Index has been assigned an equal weighting so that each Basket Index represents an equal portion of the value of the Basket on the Pricing Date.

The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Basket Index

A fixed factor (the “Multiplier”) was determined for each Basket Index, based upon the weighting (as a percentage) of that Basket Index. The Multiplier for each Basket Index was calculated on the Pricing Date and equals:

•	the weighting (as a percentage) for that Basket Index, multiplied by 100; and

•	divided by the closing level of that Basket Index on the Pricing Date.

The Multipliers were calculated in this way so that the value of the Basket equals 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Index in the event that Basket Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those material changes or modifications not been made.

The Multipliers as of the Pricing Date for each Basket Index are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Index on a Calculation Day and the Multiplier applicable to each Basket Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Index. Any increase in the level of a Basket Index (assuming no change in the levels of the other Basket Index) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Index (assuming no change in the levels of the other Basket Index) will result in a decrease in the value of the Basket. For each Basket Index, the symbol, the weighting, the initial closing level, the Multiplier and the initial contribution to the Basket value are as follows:

Basket Indices	Symbol	Weighting	Closing Level(1)	Multiplier(2)	Initial Basket Value
China Dragon Index	MLEIDRAG	50%	2,209.12	0.0226335	50.00
Nikkei 225 Index	NKY	50%	13,894.78	0.0035985	50.00

(1)	This was the closing level of each Basket Index on November 2, 2005.
(2)	The Multiplier equals the weighting of the Basket Index multiplied by 100, and then divided by the closing level of that Basket Index on November 2, 2005 and rounded to six decimal places.

Hypothetical Historical Data on the Basket

While historical information on the Basket did not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2000 through October 2005 based upon historical levels of each Basket Index, the hypothetical Multipliers indicated above and a Basket value of 100 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the notes.

	2000	2001	2002	2003	2004	2005
January	121.26	95.57	72.97	61.24	84.00	84.65
February	127.16	89.92	74.50	60.01	86.44	88.31
March	132.66	90.21	77.87	57.84	85.42	86.69
April	115.75	95.95	78.70	56.91	80.41	84.87
May	110.28	95.48	78.69	61.96	80.44	86.49
June	115.97	93.05	72.37	65.99	82.38	89.33
July	111.14	84.94	69.62	71.35	79.98	92.79
August	112.11	73.93	68.26	75.99	79.79	94.78
September	102.83	65.53	64.38	75.51	80.95	101.65
October	94.96	68.90	61.83	79.65	79.71	97.59
November	93.10	73.37	64.63	77.37	83.46
December	89.14	75.26	60.66	81.54	86.22

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket.

The Basket Indices

The China Dragon Index

The China Dragon Index is an adjusted Market Capitalization (as defined below) weighted index of 30 stocks calculated by Merrill Lynch International (“MLI”, in such capacity the “China Dragon Sponsor”) and published on Page MLHKK (Reuters) and Page MLEIDRAG (Bloomberg), and such other information services as MLI may, in its sole discretion, select. The constituent stocks are chosen from among stocks of companies incorporated in the People’s Republic of China, Hong Kong, Macao, Taiwan and Singapore, which meet the requirements described below. The China Dragon Index was created on January 2, 1999 with an initial level of 1,000 and is rebalanced twice a year in June and December. The closing level of the China Dragon Index on November 2, 2005 was 2,209.12. The China Dragon Index does not reflect a reinvestment of dividend payments on the underlying stocks.

Selection of the Underlying Stocks

The China Dragon Index is composed of securities selected from among a pool of eligible securities (each an “Eligible Security”) which will include the stocks of companies incorporated in the People’s Republic of China, Hong Kong, Macao, Taiwan and Singapore, which:

(i)	have a Market Capitalization of at least US $250 million;

(ii)	have a 21-day average trading turnover of at least US $1 million,

(iii)	have more than 25% of their revenues generated from, or more than 25% of their assets located in, the People’s Republic of China,

(iv)	issue stock listed on a Stock Exchange (as defined below) open to residents of countries other than the People’s Republic of China or open to indirect investment by residents of countries other than than the People’s Republic of China in a manner and to an extent regarded as acceptable by the China Dragon Sponsor; and

(v)	are not subject to a Capital Control Event, as defined below;

in each case as determined five Stock Exchange Business Days (as defined below) prior to each Adjustment Date (as defined below). If a company has more than one class of equity securities which would otherwise satisfy the requirements for inclusion as an Eligible Security, the China Dragon Sponsor will select one class of equity securities in its reasonable discretion which satisfies the above criteria, to the exclusion of all other classes of equity securities issued by the same issuer.

On an Adjustment Date (as defined below), the securities to be included in the China Dragon Index (each a “China Dragon Stock”) will be selected from among the Eligible Securities such that:

(i)	the 30 securities with the largest Market Capitalization will be selected from the Eligible Securities;

(ii)	all 30 China Dragon Stocks will be assigned an initial Market Capitalization Factor (as defined below) of 1; and

(iii)	any China Dragon Stock with a Weight (as defined below) greater than 20% will be assigned a Market Capitalization Factor such that its Weight is capped at 20% and the Market Capitalization Factors of the other China Dragon Stocks will be increased relative to their Market Capitalization.

The China Dragon Stocks as of November 2, 2005, as determined by the China Dragon Sponsor, were as follows:

Company Name	Primary Equity Exchange	Weight
China Mobile Hong Kong Ltd	Hong Kong	23.15%
CNOOC Ltd	Hong Kong	9.37%
HON HAI Precision Industry Co Ltd	Taiwan	5.98%
Formosa Petrochemical Corp	Taiwan	5.70%
PetroChina Co Ltd	Hong Kong	4.63%
China Netcom Group Corp Hong Kong Ltd	Hong Kong	3.66%
China Unicom Ltd	Hong Kong	3.39%
Nan Ya Plastics Corp	Taiwan	2.96%
China Steel Corp	Taiwan	2.91%
Formosa Chemicals & Fibre Corp	Taiwan	2.91%
Formosa Plastics Corp	Taiwan	2.85%
MediaTek Inc	Taiwan	2.66%
Foxconn International Holdings Ltd	Hong Kong	2.64%
Asustek Computer Inc	Taiwan	2.58%
Cheung Kong Infrastructure Holdings Ltd	Hong Kong	2.43%
China Petroleum & Chemical Corp	Hong Kong	2.41%
Citic Pacific Ltd	Hong Kong	1.94%
China Life Insurance Co Ltd	Hong Kong	1.86%
CapitaLand Ltd	Singapore	1.73%
China Telecom Corp Ltd	Hong Kong	1.58%
Quanta Computer Inc	Taiwan	1.57%
China Merchants Holdings International Co Ltd	Hong Kong	1.52%
Yue Yuen Industrial Holdings	Hong Kong	1.45%
Ping An Insurance Group Co of China Ltd	Hong Kong	1.43%
COSCO Pacific Ltd	Hong Kong	1.31%
Johnson Electric Holdings Ltd	Hong Kong	1.16%
China Resources Enterprise	Hong Kong	1.15%
Techtronic Industries Co	Hong Kong	1.14%
Compal Electronics Inc	Taiwan	1.06%
Semiconductor Manufacturing International Corp	Hong Kong	0.86%

The China Dragon Stocks are reconstituted on each Roll-Over Date; the next Roll-Over Date occurring in December 2005.

Calculation of the Level of the China Dragon Index

The Daily Index Closing Value will be calculated for any Stock Exchange Business Day by multiplying (i) the Number of Shares Outstanding (as defined below), (ii) the Closing Price (as defined below) and (iii) the Market Capitalization Factor, as adjusted by the Index Divisor (as defined below), for each China Dragon Stock on the relevant date and adding the resulting products. The Daily Index Closing Value will be rounded to the nearest two decimal places.

The China Dragon Sponsor will not be obliged to make any revision or correction with respect to the China Dragon Index to correct any error in applying the above provisions, but will ensure that any such error is not repeated with respect to any calculations made after it has determined such error has occurred.

Reconstitution of the China Dragon Index

The China Dragon Sponsor will rebalance the China Dragon Index on each Rollover Date (as defined below) such that:

(i)	the Market Capitalization Factor, as determined on the immediately preceding Adjustment Date, will be applied to the new China Dragon Stocks selected on the immediately preceding Adjustment Date;

(ii)	the sum of all the Adjusted Market Capitalizations (as defined below) will be divided by the Daily Index Closing Value (as defined below), calculated using the China Dragon Stocks included in the China Dragon Index since the previous Rollover Date (the “Old Index Value”), to give the new Index Divisor (as defined below); and

(iii)	the new Index Divisor will be applied to the sum of all Adjusted Market Capitalizations of the new China Dragon Stocks selected on the immediately preceding Adjustment Date such that the Old Index Value will equal the Daily Index Closing Value, calculated using the new China Dragon Stocks selected on the immediately preceding Adjustment Date, being equal on the Roll-Over Date.

The China Dragon Index, reconstituted as described above, will take effect from such Roll-Over Date.

Adjustment of the China Dragon Index and China Dragon Index Calculation

If a Potential Adjustment Event occurs, the China Dragon Sponsor will, in its absolute discretion, determine whether such Potential Adjustment Event would have a significant effect on the value of the China Dragon Index and, if so, will make the corresponding adjustment, if any, to the China Dragon Index, (including, without limitation, the Weight of all or any China Dragon Stocks, the number of China Dragon Stocks comprising the China Dragon Index and the price or Closing Price of such China Dragon Stocks used for calculating the level of the China Dragon Index) as the China Dragon Sponsor in its absolute discretion determines appropriate to account for that effect and determine the effective date of that adjustment.

If Nationalization, Delisting or Insolvency occurs in relation to any of the China Dragon Stocks, such China Dragon Stocks will continue to form part of the Index until the next Roll-Over Date. In calculating the level of the China Dragon Index, the price for such China Dragon Stock will be the price available on the relevant Stock Exchange (which shall be the Closing Price, if any). If the price for such China Dragon Stock ceases to be available on the relevant Stock Exchange, the price of such China Dragon Stock will be, at the absolute discretion of the China Dragon Sponsor, either the price of such China Dragon Stock available on any other Stock Exchange, if any, or (whether or not such a price is available), such price as the China Dragon Sponsor shall calculate as being a reasonable estimate of the value of such China Dragon Stock (which, for the avoidance of doubt may be zero).

If a Merger Event occurs in relation to any of the China Dragon Stocks, if the holder of a China Dragon Stock would be entitled to receive consideration entirely in new shares in consideration of such an event (“New Securities”), then such New Securities shall replace such China Dragon Stock in the China Dragon Index (regardless of whether such New Securities are Eligible Securities). The Weight of the New Securities shall equal the product of the Weight in effect for such China Dragon Stocks at the time of the issuance of the New Securities multiplied by the number of New Securities issued with respect to one such China Dragon Stock (divided pro rata if more than one type of New Securities is issued). The Weight of these New Securities will be subject to the same adjustments as that of the Weight of the China Dragon Stock. The New Securities shall continue to form part of the Index until the next Roll-Over Date.

If a Merger Event occurs in relation to a China Dragon Stock, if the holder of such China Dragon Stock would receive consideration other than consideration which consists entirely of New Securities, such China

Dragon Stock shall continue to form part of the China Dragon Index, and no change to the Weight of that China Dragon Stock shall be made, until the next Roll-Over Date. In calculating the value of the China Dragon Index, the price for such China Dragon Stock shall be the Closing Price on the day prior to the Merger Date, adjusted, if the China Dragon Sponsor in its absolute discretion deems it desirable to do so, to take account of the consideration given for that China Dragon Stock on the Merger Date.

If the China Dragon Sponsor determines that any holder of a China Dragon Stock (whether resident for tax purposes in the relevant jurisdiction or not and whether a corporation or a natural person) would suffer any capital gains tax, other tax, duty, levy, fee or any other cost levied by or in the jurisdiction in which the relevant Stock Exchange is situated or principally regulated by reason of its holding howsoever a China Dragon Stock, it will make such adjustment to the China Dragon Index (including, without limitation, to the value of such China Dragon Stock) as it determines appropriate to take into account the capital gains tax, other tax, duty, levy or other cost which would be so imposed, taking into account the entire period for which such China Dragon Stock continued to form part of the China Dragon Index.

If a Capital Control Event occurs in relation to any China Dragon Stock, such China Dragon Stock shall form part of the China Dragon Index until the next Roll-Over Date but shall not form part of the Eligible Securities after such date. In calculating the value of the China Dragon Index, and not withstanding any provision in these conditions to the contrary, the price for such China Dragon Stock after the occurrence of a Capital Control Event, and the applicable Exchange Rate applied by the China Dragon Sponsor in determining such price, shall be determined by the China Dragon Sponsor on the basis of the value to a purchaser which is a non-resident of the relevant jurisdiction taking into consideration such information as it determines to be relevant at such time. Such prices, for the avoidance of doubt, may be zero.

If on any Stock Exchange Business Day, there is a Index Market Disruption Event, the China Dragon Sponsor shall calculate the Daily Index Closing Value for that Stock Exchange Business Day, using the value of the China Dragon Stock or China Dragon Stocks so affected by such Index Market Disruption Event which the China Dragon Sponsor shall in its absolute discretion determine having regard to then prevailing market conditions, the last reported trading price and such other conditions that the China Dragon Sponsor determines to be relevant on the valuation of the China Dragon Stock or the China Dragon Stocks.

Definitions

The following definitions are used herein:

“Adjustment Dates” (each an “Adjustment Date”) means the tenth Stock Exchange Business Day prior to the last Index Business Day of June and December in each year.

“Adjusted Market Capitalization” means the Market Capitalization multiplied by the Market Capitalization Factor (both as defined below).

“Capital Control Event” means, in respect of each China Dragon Stock and the local currency in which such China Dragon Stock is denominated or traded on the relevant Stock Exchange or of the jurisdiction in which the issuer of the China Dragon Stock is incorporated (and if different) in which it has its principal place of business and/or where the relevant Stock Exchange is situated:

(a)	an event affecting the convertibility between such local currency and United States Dollars (“USD”) and/or transferability within or from the jurisdiction of such local currency;

(b)	the imposition by any such jurisdiction (or any political or regulatory authority thereof), in respect of such local currency, of any capital controls or any other similar event, or the publication of any notice of an intention to do so;

(c)	change in laws or regulations affecting foreign investment in any such jurisdiction affecting foreign ownership of and/or dealing in local shares; or

(d)	any other event in any such jurisdiction which would make it impossible or impracticable for any holder of such Underlying Stock to transfer legal and beneficial title of that China Dragon Stock without official consent and/or to obtain payment for such China Dragon Stock in immediately available and freely transferable funds;

(e)	in respect of the selection of a China Dragon Stock, any of such events has occurred and the relevant circumstances which are still in effect,

provided that it will not be a Capital Control Event merely by reason of the China Dragon Sponsor having determined that the relevant Stock Exchange in such jurisdiction is not open to non-residents of the People’s Republic of China if the China Dragon Sponsor determines that non-residents of the People’s Republic of China may indirectly invest in companies listed on such Stock Exchange in a manner and to an extent regarded by the China Dragon Sponsor in its discretion as acceptable.

“Closing Price” means the official closing price of the relevant China Dragon Stock or Eligible Security, as reported by Reuters or such other information services as MLI may, in its sole discretion, select.

“Daily Index Closing Value” means the value of the China Dragon Index as reported by the China Dragon Sponsor in respect of the relevant Stock Exchange Business Day.

“Delisting” means in respect of a China Dragon Stock, such China Dragon Stock ceases to be listed on the relevant Stock Exchange for whatever reason, unless the reason is that a Merger Event has occurred.

“Exchange Rate” shall mean the average of the most recently reported bid and offer Exchange Rate for the relevant currency in which the price of the stock is quoted (a “China Dragon Index Currency”) as compared to the USD, as reported by Reuters. If Reuters fails to report any such rate on a Stock Exchange Business Day, the China Dragon Sponsor may, in its absolute discretion, determine the Exchange Rate having regard to then prevailing market conditions, the last published Exchange Rate and such other conditions that the China Dragon Sponsor determines relevant in determining such rates. The China Dragon Sponsor shall not be obliged to monitor or review such actual rates of exchange in order to make any such determination in any circumstances.

“Index Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in Hong Kong, Macao, Taipei, Beijing and Singapore.

“Index Divisor” is the divisor, determined as provided above, applied to turn the sum of all Adjusted Market Capitalizations of the China Dragon Stocks in USD into the level of the China Dragon Index.

“China Dragon Stocks” means the Eligible Securities constituting the China Dragon Index at any relevant time, as selected by the Reference Index Sponsor, each such Eligible Security being a “China Dragon Stock”.

“China Dragon Stock Issuer” means, with respect to each China Dragon Stock, the issuer of such China Dragon Stock at any relevant time.

“Insolvency” means an event of, or related to, the voluntary or involuntary liquidation, bankruptcy or insolvency, or any analogous proceeding, of or affecting the China Dragon Stock Issuer, in respect of which the Reference Index Sponsor determines that it is appropriate to adjust the Index.

The “Market Capitalization” for each Eligible Security is calculated by multiplying (a) the Closing Price converted into USD at the Exchange Rate as at the relevant date of such Eligible Security by (b) the

Number of Shares Outstanding (as defined below) of such Eligible Security as published by Bloomberg or such other information services as MLI may, in its sole discretion, select.

The “Market Capitalization Factor” for each China Dragon Stock is a numerical multiplication factor, determined as provided above, used to modify the Market Capitalization of a company for index calculation purposes.

An “Index Market Disruption Event” means either of the following events:

(a)	the suspension of or limitation imposed on trading (by reason of movements in price during a day exceeding the limits set by the applicable Stock Exchange or otherwise) on the applicable Stock Exchange as a whole or in a China Dragon Stock during the one-half hour period that ends at the time at which the Closing Price is determined or the time at which the Closing Price would normally be determined on the applicable Stock Exchange; or

(b)	the declaration of a general moratorium for banking activities in the country in which the applicable Stock Exchange is registered or in the United States of America by official decree or order of any description.

A limitation on the hours and the number of days on which trading takes place will not constitute an Index Market Disruption Event, provided that the limitation is a result of a change of the regular business hours of a Stock Exchange which has been announced in advance.

“Merger Date” means, in respect of a Merger Event, a date no later than the date upon which all holders of the relevant China Dragon Stocks (other than, in the case of a take-over offer, China Dragon Stocks owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their China Dragon Stocks, or which the China Dragon Sponsor determines is appropriate for the purposes of making adjustments in respect of the Merger Event.

“Merger Event” means, in respect of a China Dragon Stock, any (A) reclassification or change of such China Dragon Stock that results in a transfer of, or an irrevocable commitment to transfer, all outstanding shares of such China Dragon Stock, (B) consolidation, amalgamation or merger of the China Dragon Stock Issuer with or into another entity (other than a consolidation, amalgamation or merger in which the China Dragon Stock Issuer is the continuing entity and which does not result in any such reclassification or change of all such outstanding China Dragon Stocks) or (C) other take-over offer for the China Dragon Stock Issuer that results in a transfer of or an irrevocable commitment to transfer all shares of such China Dragon Stock (other than such China Dragon Stocks owned or controlled by the offeror) or as a result of which the offeror publicly announces that it controls directly or indirectly securities carrying the rights to more than 50 per cent. of the ordinary or common dividends.

“Nationalization” means, in respect of a China Dragon Stock Issuer, that all shares of the China Dragon Stock, or all the assets or substantially all the assets, of such China Dragon Stock Issuer are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity.

“Number of Shares Outstanding” means, in respect of a each Eligible Security, the total number of shares outstanding of such Eligible Security as reported by Bloomberg or, in the event that Bloomberg (or any successor) does not publish the total number of outstanding shares of stock of issuers, then the total number of shares outstanding of such Eligible Security as reported by any such other publicly available source as may be selected by the China Dragon Sponsor in its absolute discretion.

“Potential Adjustment Event” means, in respect of a China Dragon Stock, any of the following:

(a)	a subdivision, consolidation or reclassification of relevant China Dragon Stocks (other than a Merger Event) or a free distribution or dividend of any such China Dragon Stocks to existing holders of the relevant China Dragon Stocks by way of bonus, capitalisation or similar issue;

(b)	a distribution or dividend to existing holders of the such China Dragon Stock of (1) such China Dragon Stock or (2) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the equally or proportionately with such payments to holders of such China Dragon Stock or (3) any other type of securities, rights or warrants or other assets, in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the China Dragon Sponsor;

(c)	an extraordinary dividend;

(d)	a call by the China Dragon Stock Issuer in respect of such China Dragon Stocks that are not fully paid;

(e)	a repurchase by the China Dragon Stock Issuer of such China Dragon Stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

(f)	any other event having, in the opinion of the China Dragon Sponsor, a significant effect on the theoretical value of such China Dragon Stock.

“Roll-Over Date” means the last Stock Exchange Business Day falling in June and December of each year.

“Stock Exchange” means in respect of a China Dragon Stock comprising the Index at the relevant time, any Stock Exchange or trading system on which that China Dragon Stock is listed and traded and/or any successor Stock Exchange or trading system on which that China Dragon Stock is listed and traded (as may be selected by the China Dragon Sponsor in its reasonable discretion having regard to the prevailing market conventions) in the People’s Republic of China, Hong Kong, Macao, Taiwan or Singapore.

“Stock Exchange Business Day” means a day upon which the relevant Stock Exchanges in respect of all China Dragon Stocks are open for business or were expected to be open for business at the close of business of the immediately preceding Stock Exchange Business Day.

The “Weight” of each China Dragon Stock is the Adjusted Market Capitalisation of a China Dragon Stock divided by the sum of all China Dragon Stocks Adjusted Market Capitalisations, at the relevant time, expressed as a percentage.

Historical Data on the China Dragon Index

The following table sets forth the closing level of the China Dragon Index at the end of each month in the period from January 2000 through October 2005. This historical data on the China Dragon Index is not necessarily indicative of the future performance of the China Dragon Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the China Dragon Index during any period set forth below is not an indication that the China Dragon Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	2,251.01	2,021.74	1,634.61	1,379.83	1,996.87	1,929.67
February	2,444.87	1,924.46	1,608.42	1,321.61	2,063.39	2,035.33
March	2,627.99	1,918.94	1,687.53	1,288.13	1,911.34	1,974.84
April	2,256.29	2,023.87	1,650.08	1,269.48	1,682.68	1,999.36
May	2,275.89	2,110.06	1,606.28	1,398.02	1,767.48	2,028.27
June	2,355.49	2,049.27	1,508.67	1,471.50	1,754.33	2,105.04
July	2,409.95	1,867.17	1,505.62	1,631.83	1,733.22	2,207.80
August	2,272.42	1,562.92	1,486.74	1,712.92	1,763.53	2,214.00
September	2,039.50	1,341.23	1,352.42	1,711.53	1,855.56	2,333.03
October	1,883.73	1,396.22	1,357.99	1,840.07	1,809.42	2,148.67
November	1,784.33	1,540.77	1,390.32	1,812.36	1,954.59
December	1,746.69	1,648.88	1,316.26	1,905.04	1,982.63

The following graph sets forth the historical performance of the China Dragon Index presented in the preceding table. Past movements of the China Dragon Index are not necessarily indicative of the future performance of the China Dragon Index. On November 2, 2005 the closing level of the China Dragon was 2,209.12.

The China Dragon Sponsor

While the China Dragon Sponsor currently employs the above described methodology to calculate the level of the China Dragon Index, the China Dragon Sponsor may, in its absolute discretion, modify such methodology for the purposes of curing any ambiguity or correcting or supplementing any provision herein or, following any change in the basis on which any information is calculated or provided or otherwise howsoever which would materially change the commercial effect of any provision or provisions herein, amending any provision or provision herein if such amendment is for the purpose of mitigating the effect of such change or replacing any information provider or information source named herein or any previous replacement information provider or source.

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Nikkei Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Nikkei Stock by the corresponding weighting factor for that Underlying Nikkei Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.14 as of November 2, 2005, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing &50 by the par value of the relevant Underlying Nikkei Stock, so that the share price of each Underlying Nikkei Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of &50. Each Weight Factor represents the number of shares of the related Underlying Nikkei Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Nikkei Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Nikkei Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Underlying Nikkei Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Underlying Nikkei Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the Underlying Nikkei Stocks except when an Underlying Nikkei Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Nikkei Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Nikkei Stock. In an exceptional case, a newly listed stock in the First

Section of the TSE that is recognized by NKS to be representative of a market may be added to the Underlying Nikkei Stocks. As a result, an existing Underlying Nikkei Stock with low trading volume and not representative of a market will be deleted.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Index.

None of ML&Co., the Calculation Agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

All disclosure contained in this pricing supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from the Stock Market Indices Data Book published by NKS and other publicly available sources. The information reflects the policies of NKS as stated in these sources and these policies are subject to change at the discretion of NKS.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical data on the Nikkei 225 Index

The following table sets forth the closing level of the Nikkei 225 Index at the end of each month in the period from January 2000 through October 2005. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	19,539.70	13,843.55	9,997.8	8,339.94	10,783.61	11,387.59
February	19,959.52	12,883.54	10,587.83	8,363.04	11,041.92	11,740.60
March	20,337.32	12,999.70	11,024.94	7,972.71	11,715.39	11,668.95
April	17,973.70	13,934.32	11,492.54	7,831.42	11,761.79	11,008.90
May	16,332.45	13,262.14	11,763.70	8,424.51	11,236.37	11,276.59
June	17,411.05	12,969.05	10,621.84	9,083.11	11,858.87	11,584.01
July	15,727.49	11,860.77	9,877.94	9,563.21	11,325.78	11,899.60
August	16,861.26	10,713.51	9,619.30	10,343.55	11,081.79	12,413.60
September	15,747.26	9,774.68	9,383.29	10,219.05	10,823.57	13,574.30
October	14,539.60	10,366.34	8,640.48	10,559.59	10,771.42	13,606.50
November	14,648.51	10,697.44	9,215.56	10,100.57	10,899.25
December	13,785.69	10,542.62	8,578.95	10,676.64	11,488.76

The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index. On November 2, 2005, the closing level of the Nikkei Index was 13,894.78.

License Agreement

NKS and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned and published by NKS in connection with some securities, including the Notes.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Index.

None of ML&Co., the Calculation Agent and NKS accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Values or Ending Values.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, as the case may be, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Basket, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004 and the three-month and six-month periods ended July 1, 2005 and June 25, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005 and July 1, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Basket	PS-3
Basket Business Day	PS-14
Basket Index	PS-3
Calculation Agent	PS-6
Calculation Day	PS-14
Calculation Period	PS-14
Capped Value	PS-4
Ending Value	PS-4
Index Publisher	PS-16
Market Disruption Event	PS-16
Multiplier	PS-3
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-17
Underlying Stocks	PS-3

5,350,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes®

Linked to the Asian Equity Index Basket

due January 30, 2007

(the “Notes”)

$10 original public offering price per unit

P R I C I N G S U P P L E M E N T

Merrill Lynch & Co.

November 2, 2005